

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 2013

<u>Via E-Mail</u>
Mr. Raymond P. Davis
President and Chief Executive Officer
Umpqua Holdings Corporation
One SW Columbia, Suite 1200
Portland, Oregon 97258

Re: **Umpqua Holdings Corporation**
 Registration Statement on Form S-4
 Filed November 15, 2013
 File No. 333-192346

Dear Mr. Davis:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either Umpqua Holdings Corporation or Sterling Financial Corporation.

2. We note several items in the Fairness Opinion for Sterling that may require disclosure. Please supplementally provide us with any material nonpublic information regarding Umpqua Holdings Corporation that was disclosed, directly or indirectly, to Sterling Financial Corporation and/or its representatives and financial advisors including, but not limited to, "long term earnings growth rate" of Umpqua, "expected

cost savings and other synergies which were provided by Umpqua;" and discussions with senior management of Umpqua regarding "prospects of Umpqua" referred to in the fairness opinion on page D1.

3. We note several items in the fairness Opinion for Umpqua that may require disclosure. Please supplementally provide us with any material nonpublic information regarding Sterling Financial Corporation that was disclosed, directly or indirectly, to Umpqua Holdings Corporation and/or its representatives and financial advisors including, but not limited to, "forecasts prepared by or at the direction of the management" of Sterling and discussions with management of Sterling regarding "future prospects" referred to in the fairness opinion on page E-1.

Prospectus cover page

4. Please revise the third paragraph to disclose the percentage ownership of the combined companies that will be held by current Sterling holders.

Sterling Notice to Holders, page iv

5. Please revise to disclose the availability of dissenters'/ appraisal rights and add a cross-reference to either the Q&A's or a captioned subsection of the Summary.

Interests of Sterling's Directors and Executive Officers in the Merger, page 15

6. As required by Item 5 of Schedule 14A, identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of Sterling including the following:
   - disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger;
   - disclose the aggregate amount of benefits that will be received as a result of the merger by Mr. Seibly (who negotiated the merger transaction on behalf of Sterling) and separately the amount to be received by the Chairman of Sterling;
   - revise the second bullet point to disclose the aggregate amount of annual compensation under each agreement and the term of each agreement;
   - disclose the value of any golden parachute payments and other severance payments or benefits;
   - update the last bullet point to disclose the amount of the awards or explain why the Board is delaying decisions; and
   - disclose those members of the Sterling Board that will be appointed to the Umpqua Board, the aggregate amount of annual compensation and who determined which board members would be appointed.

Sterling Shareholders who do Not Vote in Favor of the Merger Agreement, page 16

7. Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 100 to state whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters. Summarize the material requirements instead of merely providing a cross reference.

Amendment to Umpqua's Articles of Incorporation, page 18

8. Given that the number of shares of Umpqua's common stock outstanding as of January 31, 2013 was 111,946,043 shares and 119 million are being issued in the merger, please explain why you are proposing to increase the number of shares authorized from 200 million to 400 million when you only will have approximately 231 million issued after the merger. Please add a risk factor addressing the risks of dilution to all shareholders if the amendment is approved and an additional 169 million shares are issued.

The Rights of Sterling Shareholders will Change as a Result of the Merger, page 19

9. As required by Item 4(a)(4) of Form S-4, please provide an explanation of any material differences between the rights of security holders of Sterling and the rights of security holders of Umpqua. Please revise the second risk factor on page 44 to identify those changes in rights that pose a risk to shareholders.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 5 – Preliminary Purchase Accounting Allocation, page 31

10. Please revise Note 5 to present the calculation of the purchase price in a tabular format that clearly shows how each component is calculated.

Note 6 – Pro Forma Adjustments, page 32

11. Please explain to us why the pro forma adjustment to interest income as discussed in adjustment Q reduces interest income for FinPac and increases interest income for Sterling. Specifically focus your response on the $4,789 reduction for FinPac and $6,932 increase for Sterling for the nine months ended September 30, 2013.

Risk Factors, page 40

12. Please add a risk factor addressing the risk that the fairness opinion of Sandler
    O'Neill assessing the fairness of the consideration offered by Umpqua to shareholders
    of Sterling may have been influenced by Umpqua's employment of Sandler O'Neill
    to sell bank branches after the merger. Please estimate the amount of fees that
    Sandler O'Neill may be paid to sell branches.

13. Please add a risk factor addressing the risks of concentration of the loan portfolio of
    the merged bank in the Pacific Northwest and in commercial real estate, nothing the
    increase from $2.8 billion or 46 percent of the Sterling loan portfolio in commercial
    real estate to $7 billion or 55 percent of the merged entity's non-covered loan
    portfolio in commercial real estate.

Background of the merger, page 57

14. Please revise this section explain in detail the process by Sterling determined the
    price and terms and the substantive basis for its determination including the
    following:
    • revise the last paragraph on page 60 to disclose, if any, the terms of any potential
      merger transactions that the Sterling M&A Working Group received and disclose
      when and why the working group was formed;
    • revise the first full paragraph on page 63 to disclose, if any, the terms of any
      offers and counteroffers from Party A including the amounts and form of
      consideration;
    • revise the seventh paragraph on page 62 to disclose that both Warburg and THL
      will have the right to designate one member of the Board;
    • given the merger consideration of valued at $29.32 per share as of August 30,
      2013 and given that over 90 percent of the consideration is stock, revise the
      second paragraph on page 63 to describe in more detail the timing and nature of
      the bid offering $31 per share all in cash and the basis on which Sterling's Board
      determined on August 26, 2013 not to pursue negotiations with that bidder; and,
    • revise the last paragraph on page 63 to also disclose the terms before the revised
      proposal.

Fairness Opinion, Appendix D

15. The staff notes the limitation on reliance by shareholders in the second to last
    paragraph on page D-2 of the fairness opinion provided by Sandler O'Neill ("This
    opinion shall not be reproduced or used for used for [sic] any other purposes….).
    Because it is inconsistent with the disclosures relating to the opinion, the limitation
    should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that

shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Exhibits

16. Please file all exhibits including the tax opinions and your agreement with the Chairman of Sterling to which you refer on page 16. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

Umpqua Holdings Corporation September 30, 2013 Form 10-Q

Note 16 – Fair Value Measurement, page 63

17. Please revise future periodic filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney